No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July  29, 2009, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2009.

Exhibit 2:

Honda Motor Co., Ltd. issued its 11th Series of Unsecured Straight Bonds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: August 5, 2009

July 29, 2009

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2009

Tokyo, July 29, 2009 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2009.

First Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first quarter ended June 30, 2009 totaled JPY 7.5 billion (USD 79 million), a decrease of 95.6% from the same period in 2008. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 4.17 (USD 0.04), a decrease of JPY 91.39 from JPY 95.56 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,002.2 billion (USD 20,854 million), a decrease of 30.2% from the same period in 2008, primarily due to decreased revenue in the automobile business and_ unfavorable currency translation effects. Honda estimates that if calculated at the same exchange rate as the corresponding period in 2008, revenue for the quarter would have decreased by approximately 20.7%.

Consolidated operating income for the quarter totaled JPY 25.1 billion (USD 262 million), a decrease of 88.0%, due primarily to decreased profit attributable to decreased revenue, the increase in fixed costs per unit as a result of reduced production and the unfavorable impact of currency effects caused by the appreciation of the Japanese yen, despite decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 5.4 billion (USD 57 million), a decrease of 97.6% from the same period in 2008.

Equity in income of affiliates amounted to JPY 14.2 billion (USD 148 million) for the quarter, a decrease of 62.7% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal first quarter by business segment, motorcycle unit sales totaled 2,252 thousand units, a decrease of 17.1% from the same period last year. Unit sales in Japan totaled 45 thousand units, a decrease of 22.4% compared to the same period last year. Outside of Japan, total unit sales was 2,207 thousand units, a decrease of 16.9% from the same period in 2008*, due mainly to a decrease in sales of motorcycle knocked-down parts for local production at Asian affiliates accounted for under the equity method and decreased unit sales in Other regions including South America, more than offsetting increased unit sales in India and Vietnam. Revenue from sales to external customers decreased 34.8%, to JPY 256.3 billion (USD 2,670 million) from the same period last year, due mainly to decreased unit sales and unfavorable currency translation effects. Operating income decreased 81.9% to JPY 5.6 billion (USD 59 million) from the same period last year, due primarily to decreased profit attributable to decreased revenue and the unfavorable impact of currency effects, more than offsetting decreased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,220 thousand units for the period.

Honda’s automobile unit sales totaled 766 thousand units, a decrease of 20.4% from the same period last year. In Japan, unit sales amounted to 128 thousand units, the same level compared to the same period last year due mainly to favorable sales of Insight and FREED despite weak demand in the market. Unit sales outside of Japan decreased 23.5% to 638 thousand units from the corresponding period last year, due mainly to decreased unit sales in North America. Revenue from sales to external customers decreased 31.6% to JPY 1,523.4billion (USD 15,867 million) from the same period in 2008, due mainly to decreased unit sales and the unfavorable currency translation effects. Honda reported operating loss of JPY 21.3 billion (USD 223 million), a decrease of JPY 171.7 billion from the same period last year, due primarily to decreased revenue, the increase in fixed costs as a result of reduced production and the unfavorable impact of currency effects, more than offsetting decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Revenue from customers in the financial services business increased 6.9% to JPY 155.9 billion (USD 1,624 million) from the same period in 2008, due mainly to an increase in operating lease revenues. Operating income increased 62.8% to JPY 46.8 billion (USD 488 million) from the same period in 2008, due primarily to the decreased allowance for losses on lease residual values and a decrease of funding cost.

Honda’s power product unit sales totaled 1,158 thousand units, a decrease of 13.5% from the same period in 2008. In Japan, unit sales totaled 71 thousand units, a decrease of 55.3% from the same period last year. Unit sales outside of Japan totaled 1,087 thousand units, a decrease of 7.9% from the corresponding period last year, due primarily to a decline of unit sales in Europe. Revenue from sales to external customers in power product and other businesses decreased by 33.7% to JPY 66.5 billion (USD 693 million) from the same period last year, due mainly to decreased unit sales of power products and unfavorable currency translation effects. Honda reported operating loss of JPY 5.9 billion (USD 62 million), a decrease of JPY 6.1 billion from the same period in 2008. This was primarily due to decreased revenue, which more than offset decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 736.5 billion (USD 7,672 million), down 35.9% compared to the same period last year, due primarily to a decrease of exports sales in automobile businesses. Honda reported JPY 4.6 billion (USD 49 million) of operating loss, a decrease of JPY 42.5 billion from the same period last year, due primarily to decreased profit attributable to decreased revenue and the unfavorable impact of the currency effects caused by the appreciation of the Japanese yen, more than offsetting decreased SG&A expenses and R&D expenses.

In North America, revenue decreased by 34.6% to JPY 975.7 billion (USD 10,163 million) from the same period in 2008 due mainly to decreased revenue in automobile business and the unfavorable impact of the currency translation effects. Operating income decreased by 92.4% to JPY 7.1 billion (USD 75 million) from the corresponding period in 2008, due mainly to decreased revenue, the increase in fixed costs per unit as a result of reduced production and the unfavorable impact of the currency effects, more than offsetting decreased SG&A expenses and continuing cost reduction efforts.

In Europe, revenue decreased by 40.1% to JPY 218.1 billion (USD 2,273 million), from the same period in 2008, due primarily to decreased revenue in all of the business segments and the unfavorable impact of currency translation effects. Operating income decreased by 84.4% to JPY 1.7 billion (USD 18 million) from the corresponding period in 2008, due mainly to the increase in fixed costs as production were reduced, the unfavorable impact of the currency effects, and decreased revenue, more than offsetting decreased SG&A expenses.

In Asia, revenue decreased by 26.3% to JPY 321.3 billion (USD 3,348 million) from the same period last year due mainly to decreased revenue in automobile business and the unfavorable impact of the currency translation effects. Operating income decreased by 45.7% to JPY 20.3 billion (USD 212 million) from the corresponding period in 2008, due mainly to decreased revenue and the unfavorable impact of the currency effects, more than offsetting decreased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions such as Latin America, the Middle East, Africa and Oceania, revenue decreased by 40.3% to JPY 175.4 billion (USD 1,827 million) compared to the same period last year, due mainly to the unfavorable impact of currency translation effects and decreased revenue in motorcycle business. Honda reported JPY 0.4 billion (USD 5 million) operating loss, a decrease of JPY 36.7 billion from the same period last year, due primarily to decreased revenue and the unfavorable currency impacts.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥ 96.01=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2009.

Consolidated Statements of Balance Sheets for the Quarter Ended June 30, 2009

From April 1, 2009, total assets decreased JPY 52.1 billion (USD 543 million), to JPY 11,766.7 billion (USD 122,558 million) at June 30, 2009, mainly due to decreased current assets, which more than offset increased property on operating leases and the favorable currency translation effects. From April 1, 2009, total liabilities decreased by JPY 103.5 billion (USD 1,079 million), to JPY 7,585.0 billion (USD 79,002 million) at June 30, 2009, mainly due to decreased current liabilities despite increased long-term debt. For the three months ended June 30, 2009, total equity increased JPY 51.3 billion (USD 535 million), to JPY 4,181.7 billion (USD 43,555 million), primarily due to the favorable currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal First Quarter

Consolidated cash and cash equivalents at the end of the period from April 1, 2009 through June 30, 2009 increased by JPY 124.1 billion (USD 1,293 million) from March 31, 2009, to JPY 814.4 billion (USD 8,483 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 406.1 billion (USD 4,230 million) for the fiscal three months ended June 30, 2009, mainly attributable to a decrease in inventories and depreciation, despite a decrease in accrued expenses and trade accounts and notes payable. Cash inflows from operating activities increased by JPY 75.5 billion (USD 787 million) compared with the corresponding period in 2008.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 205.5 billion (USD 2,141 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables and the purchase of operating lease assets, which exceeded collections of finance subsidiaries-receivables and the sales of operating lease assets. Cash outflows from investing activities decreased by JPY 315.2 billion (USD 3,283 million) compared with the corresponding period in 2008.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 86.7 billion (USD 903 million), due mainly to repayment of long-term debt, decrease in short-term debt and dividends paid, which exceeded proceeds from long-term debt. Cash outflows from financing activities increased by JPY 293.2 billion (USD 3,055 million) compared with the corresponding period in 2008.

Forecasts for the Fiscal Year Ending March 31, 2010

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2010, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 93 and JPY 129, respectively, for the first half of the year ending March 31, 2010, and JPY 91 and JPY 127, respectively, for the full year ending March 31, 2010.

Projected unit sales for the full year ending March 31, 2010 are shown below.

	Unit (thousands)	Changes from FY2009 (thousands)
Motorcycle business	8,950	-1,164
Automobile business	3,295	- 222
Power product and Other businesses	4,355	- 832

FY2010 Forecasts for Consolidated Results

    First half ending September 30, 2009

	Yen (billions)	Changes from FY 2009
Net sales and other operating revenue	3,920	-31.2%
Operating income	- 10	—
Income before income taxes and equity in income of affiliates	- 25	—
Net income attributable to Honda Motor Co., Ltd.	- 10	—

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	-5.51

    Fiscal year ending March 31, 2010

	Yen (billions)	Changes from FY 2009
Net sales and other operating revenue	8,280	-17.3%
Operating income	70	-63.1%
Income before income taxes and equity in income of affiliates	45	-72.2%
Net income attributable to Honda Motor Co., Ltd.	55	-59.9%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	30.31

Note: Certain revisions for misclassifications have been made to the prior years’ operating income, income before income taxes and equity in income of affiliates, net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share. Percentage changes are calculated based on the revised consolidated financial results of the prior years’. Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2010 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	-309.7
Cost reduction, the effect of raw material cost fluctuations, etc.	- 13.0
SG&A expenses, excluding currency effect	+364.0
R&D expenses	+48.1
Currency effect	-209.0

Operating income compared with fiscal year 2009	-119.6

Fair value of derivative instruments	15.0
Others	-12.1

Income before income taxes and equity in income of affiliates compared with fiscal year 2009	-116.7

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 29, 2009, resolved to make the quarterly dividend JPY 8 per share of common stock, the record date of which is June 30, 2009. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2010, is JPY 32 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Others

1. Changes in significant subsidiaries for the three months ended June 30, 2009 (i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal first quarter ended June 30, 2009. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”. This statement requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Honda adopted SFAS No. 160 effective April 1, 2009. Upon the adoption of SFAS No. 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, presentation of consolidated statements of income and cash flows has been changed. As the presentation and disclosure requirements of SFAS No. 160 have been applied retrospectively, Honda has made reclassifications to the prior consolidated financial statements to conform to the presentation used for the 3 months period ended June 2009. The adoption of SFAS No. 160 did not have a material impact on the Company’s consolidated financial position or results of operations.

(b) Adjustment resulting from change in fiscal year-end of a subsidiary

During fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing 3-month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period which was adjusted in the three months ended March 31, 2009 represented a change in accounting principle and was reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 was ¥6,214 million. Honda adjusted its consolidated financial statements as of and for the three months ended June 30, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

Consolidated Financial Summary

For the three months ended June 30, 2008 and 2009

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2008	Three months ended Jun. 30, 2009
Net sales and other operating revenue	2,867,221	2,002,212
Operating income	210,476	25,164
Income before income taxes and equity in income of affiliates	224,224	5,458
Net income attributable to Honda Motor Co., Ltd.	173,397	7,560

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	95.56	4.17

	U.S. Dollar (millions)
		Three months ended Jun. 30, 2009
Net sales and other operating revenue		20,854
Operating income		262
Income before income taxes and equity in income of affiliates		57
Net income attributable to Honda Motor Co., Ltd.		79

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd. per common share		0.04

Note: Certain revisions for misclassifications have been made to the prior years’ operating income, income before income taxes and equity in income of affiliates, net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share. Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[1] Consolidated Balance Sheets

	Yen (millions)
	Jun. 30, 2009 (Unaudited)	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	814,473	690,369
Trade accounts and notes receivable	799,068	854,214
Finance subsidiaries-receivables, net	1,093,851	1,172,030
Inventories	1,074,806	1,243,961
Deferred income taxes	172,797	198,158
Other current assets	496,189	462,446

Total current assets	4,451,184	4,621,178

Finance subsidiaries-receivables, net	2,415,620	2,400,282

Investments and advances:
Investments in and advances to affiliates	500,149	505,835
Other, including marketable equity securities	152,385	133,234

Total investments and advances	652,534	639,069

Property on operating leases:
Vehicles	1,614,744	1,557,060
Less accumulated depreciation	284,357	269,261

Net property on operating leases	1,330,387	1,287,799

Property, plant and equipment, at cost:
Land	473,563	469,279
Buildings	1,480,607	1,446,090
Machinery and equipment	3,185,812	3,133,439
Construction in progress	177,150	159,567

	5,317,132	5,208,375
Less accumulated depreciation and amortization	3,150,060	3,060,654

Net property, plant and equipment	2,167,072	2,147,721

Other assets	749,950	722,868

Total assets	11,766,747	11,818,917

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Jun. 30, 2009 (Unaudited)	March 31, 2009
Liabilities and Equity
Current liabilities:
Short-term debt	1,567,767	1,706,819
Current portion of long-term debt	796,061	977,523
Trade payables:
Notes	30,591	31,834
Accounts	637,336	674,498
Accrued expenses	507,534	562,673
Income taxes payable	20,631	32,614
Other current liabilities	289,519	251,407

Total current liabilities	3,849,439	4,237,368

Long-term debt, excluding current portion	2,227,631	1,932,637
Other liabilities	1,507,954	1,518,568

Total liabilities	7,585,024	7,688,573

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	44,056	43,965
Retained earnings	5,092,220	5,099,267
Accumulated other comprehensive income (loss), net	(1,262,373)	(1,322,828)
Treasury stock, at cost 20,219,430 shares on Mar. 31, 2009 and 20,221,498 shares in Jun. 30, 2009	(71,717)	(71,712)

Total Honda Motor Co., Ltd. shareholders’ equity	4,060,782	4,007,288

Noncontrolling interest	120,941	123,056

Total equity	4,181,723	4,130,344

Commitments and contingent liabilities
Total liabilities and equity	11,766,747	11,818,917

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[2] Consolidated Statements of Income

For the three months ended June 30, 2008 and 2009

	Yen (millions)
	Three months ended Jun. 30, 2008	Three months ended Jun. 30, 2009
Net sales and other operating revenue	2,867,221	2,002,212
Operating costs and expenses:
Cost of sales	2,051,325	1,553,824
Selling, general and administrative	468,273	321,632
Research and development	137,147	101,592

Operating income	210,476	25,164
Other income:
Interest	10,841	4,828
Other	19,401	686
Other expenses:
Interest	6,152	3,811
Other	10,342	21,409

Income before income taxes and equity in income of affiliates	224,224	5,458
Income tax (benefit) expense:
Current	37,718	13,178
Deferred	44,552	(2,679)

Income before equity in income of affiliates (loss)	141,954	(5,041)
Equity in income of affiliates	38,193	14,243

Net income	180,147	9,202
Less: Net income attributable to noncontrolling interest	(6,750)	(1,642)

Net income attributable to Honda Motor Co., Ltd.	173,397	7,560

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	95.56	4.17

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2008 (Unaudited)	Three months ended Jun. 30, 2009 (Unaudited)
Cash flows from operating activities:
Net income	180,147	9,202
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	100,720	100,707
Depreciation of property on operating leases	39,728	59,738
Deferred income taxes	44,552	(2,679)
Equity in income of affiliates	(38,193)	(14,243)
Dividends from affiliates	5,817	38,796
Provision for credit and lease residual losses on finance subsidiaries-receivables	15,682	11,406
Impairment loss on investments in securities	327	—
Impairment loss excluding property on operating leases	3,577	—
Impairment loss on property on operating leases	1,266	1,413
Loss (gain) on derivative instruments, net	(11,346)	(16,141)
Decrease (increase) in assets:
Trade accounts and notes receivable	88,139	86,531
Inventories	(53,683)	196,338
Other current assets	38,062	(1,760)
Other assets	1,923	3,828
Increase (decrease) in liabilities:
Trade accounts and notes payable	(76,707)	(28,732)
Accrued expenses	(66,141)	(60,694)
Income taxes payable	(5,333)	(15,081)
Other current liabilities	38,488	76,052
Other liabilities	32,727	(26,211)
Other, net	(9,216)	(12,337)

Net cash provided by operating activities	330,536	406,133

Cash flows from investing activities:
Increase in investments and advances	(145)	(10,180)
Decrease in investments and advances	726	162
Proceeds from sales of available-for-sale securities	1,191	1,509
Payments for purchases of held-to-maturity securities	(10,152)	—
Proceeds from redemptions of held-to-maturity securities	10,455	—
Capital expenditures	(178,118)	(128,946)
Proceeds from sales of property, plant and equipment	6,753	5,135
Acquisitions of finance subsidiaries-receivables	(907,066)	(316,417)
Collections of finance subsidiaries-receivables	624,750	392,612
Sales (purchases) of finance subsidiaries-receivables, net	135,457	(21,942)
Purchase of operating lease assets	(217,671)	(158,517)
Proceeds from sales of operating lease assets	13,021	31,027

Net cash used in investing activities	(520,799)	(205,557)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Three months ended Jun. 30, 2008 (Unaudited)	Three months ended Jun. 30, 2009 (Unaudited)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	78,433	(172,379)
Proceeds from long-term debt	406,322	456,431
Repayment of long-term debt	(234,790)	(347,876)
Dividends paid	(39,921)	(14,516)
Dividends paid to noncontrolling interests	(3,480)	(8,366)
Payment for purchase of treasury stock, net	1	(5)

Net cash provided by (used in) financing activities	206,565	(86,711)

Effect of exchange rate changes on cash and cash equivalents	(17,327)	10,239

Net change in cash and cash equivalents	(1,025)	124,104
Cash and cash equivalents at beginning of year	1,050,902	690,369

Cash and cash equivalents at end of period	1,049,877	814,473

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[4] Assumptions for Going Concern

None

[5] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	393,048	2,228,013	145,805	100,355	2,867,221	—	2,867,221
Intersegment	—	—	3,719	6,486	10,205	(10,205)	—

Total	393,048	2,228,013	149,524	106,841	2,877,426	(10,205)	2,867,221

Segment income (loss)	31,153	150,341	28,773	209	210,476	—	210,476

Assets	1,190,452	5,881,184	6,472,006	317,344	13,860,986	(620,599)	13,240,387
Depreciation and amortization	12,375	84,768	39,955	3,350	140,448	—	140,448
Capital expenditures	22,961	124,140	217,872	3,197	368,170	—	368,170

As of and for the three months ended June 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	256,366	1,523,429	155,903	66,514	2,002,212	—	2,002,212
Intersegment	—	—	3,367	6,714	10,081	(10,081)	—

Total	256,366	1,523,429	159,270	73,228	2,012,293	(10,081)	2,002,212

Segment income (loss)	5,643	(21,376)	46,846	(5,949)	25,164	—	25,164

Assets	1,041,238	5,094,396	5,704,501	295,929	12,136,064	(369,317)	11,766,747
Depreciation and amortization	11,567	84,876	60,692	3,310	160,445	—	160,445
Capital expenditures	11,581	75,617	159,054	15,833	262,085	—	262,085

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 327,583 million as of June 30, 2008 and JPY 304,142 million as of June 30, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 39,728 million for the three months ended June 30, 2008 and JPY 59,738 million for the three months ended June 30, 2009, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 217,671 million for the three months ended June 30, 2008 and JPY 158,517 million for the three months ended June 30, 2009 respectively, of purchase of operating lease assets.

5.	Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	465,279	1,435,035	332,731	360,481	273,695	2,867,221	—	2,867,221
Transfers between geographic areas	684,323	58,143	31,807	75,762	20,099	870,134	(870,134)	—

Total	1,149,602	1,493,178	364,538	436,243	293,794	3,737,355	(870,134)	2,867,221

Operating income	37,910	94,583	11,293	37,462	36,307	217,555	(7,079)	210,476

Assets	3,104,187	7,491,284	994,795	1,139,981	584,657	13,314,904	(74,517)	13,240,387
Long-lived assets	1,082,792	1,872,357	173,941	259,924	125,495	3,514,509	—	3,514,509

As of and for the three months ended June 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	405,470	935,891	207,929	283,666	169,256	2,002,212	—	2,002,212
Transfers between geographic areas	331,094	39,901	10,264	37,731	6,186	425,176	(425,176)	—

Total	736,564	975,792	218,193	321,397	175,442	2,427,388	(425,176)	2,002,212

Operating income (loss)	(4,672)	7,183	1,757	20,351	(479)	24,140	1,024	25,164

Assets	3,055,213	6,413,214	734,516	1,019,962	498,615	11,721,520	45,227	11,766,747
Long-lived assets	1,156,684	1,928,723	120,517	261,981	136,297	3,604,202	—	3,604,202

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 327,583 million as of June 30, 2008 and JPY 304,142 million as of June 30, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

3. Overseas Sales and revenues based on the location of the customer

For the three months ended June 30, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,428,063	330,123	436,531	320,841	2,515,558
Consolidated sales					2,867,221
Overseas sales ratio to consolidated sales	49.8%	11.5%	15.2%	11.2%	87.7%

For the three months ended June 30, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	933,112	206,913	345,162	184,743	1,669,930
Consolidated sales					2,002,212
Overseas sales ratio to consolidated sales	46.6%	10.3%	17.2%	9.3%	83.4%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[6] Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

As of and for the three months ended June 30, 2009

1. Information concerning dividends

(a)	Dividends paid during the period

Resolved at the General Meeting of Shareholders on June 23, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	March 31, 2009
Effective date	June 24, 2009
Resource for dividend	Retained earnings

(b)	Dividends to be paid for the three months ended June 30, 2009, of which effective date is after June 30, 2009

Resolved by the Board of Directors at its meeting held on July 29, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	June 30, 2009
Effective date	August 24, 2009
Resource for dividend	Retained earnings

2. Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[7] Income Taxes

Because of operating losses for the quarter ended June 30, 2009, certain subsidiaries of the Company have recorded valuation allowances over their deferred tax assets as of June 30, 2009. Due primarily to this accounting treatment, the effective tax rates of Honda for the quarter ended June 30, 2009 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2010.

[8] Reclassifications

Certain revisions for misclassifications and reclassifications have been made to the consolidated financial statements for the three month ended June 30, 2008 and for the year ended March 31, 2009 to conform to the presentation used for the three month ended June 30, 2009.

[9] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Jun. 30, 2008	Three months ended Jun. 30, 2009
MOTORCYCLES

Japan	58	45
	(58)	(45)
North America	80	54
	(50)	(31)
Europe	91	62
	(88)	(61)
Asia	2,050	1,819
	(2,050)	(1,819)
Other Regions	436	272
	(433)	(268)

Total	2,715	2,252
	(2,679)	(2,224)

AUTOMOBILES

Japan	128	128
North America	460	323
Europe	75	69
Asia	221	189
Other Regions	78	57

Total	962	766

POWER PRODUCTS

Japan	159	71
North America	493	564
Europe	319	214
Asia	249	233
Other Regions	119	76

Total	1,339	1,158

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

[10] Net Sales Breakdown

For the three months ended June 30, 2008 and 2009

	Yen (millions)
	Three months ended Jun. 30, 2008	Three months ended Jun. 30, 2009
MOTORCYCLE BUSINESS

Japan	21,515	17,659
North America	51,409	32,156
Europe	64,682	38,134
Asia	127,676	105,063
Other Regions	127,766	63,354

Total	393,048	256,366

AUTOMOBILE BUSINESS

Japan	288,543	287,247
North America	1,221,121	737,391
Europe	238,833	152,746
Asia	295,374	230,930
Other Regions	184,142	115,115

Total	2,228,013	1,523,429

FINANCIAL SERVICES BUSINESS

Japan	5,977	6,125
North America	132,591	143,429
Europe	3,535	2,706
Asia	1,216	1,129
Other Regions	2,486	2,514

Total	145,805	155,903

POWER PRODUCT & OTHER BUSINESSES

Japan	35,628	21,251
North America	22,942	20,136
Europe	23,073	13,327
Asia	12,265	8,040
Other Regions	6,447	3,760

Total	100,355	66,514

TOTAL

Japan	351,663	332,282
North America	1,428,063	933,112
Europe	330,123	206,913
Asia	436,531	345,162
Other Regions	320,841	184,743

Total	2,867,221	2,002,212

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[Translation]

June 10, 2009

Announcement of Unsecured Straight Bond Issue

Honda Motor Co., Ltd. (hereinafter referred to as the “Company”) issued its 11th Series of Unsecured Straight Bonds as outlined below.

Particulars

The terms and conditions for the issue of its 11th Series of Unsecured Straight Bonds (with limited inter-bond pari passu clause) are as follows:

1	Aggregate amount of the bonds	70 billion yen
2	Denomination of each bond	100 million yen
3	Coupon rate (per annum)	0.759%
4	Issue price	100% of the principal amount
5	Interest payment dates	June 10 and December 10 of each year
6	Maturity date	June 8, 2012
7	Payment date	June 10, 2009
8	Joint lead managers	Nomura Securities Co., Ltd.
Mitsubishi UFJ Securities Co., Ltd.
Nikko Citigroup Limited
Mizuho Securities Co., Ltd.
9	Fiscal agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Note)

The Company intends to use the proceeds from the bond issue to fund capital expenditures and repayment of loans.

Note:	The purpose of this paper is to make a general public announcement concerning the domestic public offering of the Company’s 11th Series of Unsecured Straight Bonds (with limited inter-bond pari passu clause). It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of the Company.